SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New oil and natural gas fields in the Espírito Santo, Campos, and Santos basins

(Rio de Janeiro, December 29, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it has determined commercial viability for another 16 offshore and 3 onshore areas in Southeastern Brazil.

Petrobras has sent Commercial Viability Statements relative to 19 new areas in the Espírito Santo, Campos, and Santos Basins to the National Petroleum, Natural Gas, and Biofuel Agency (NPA). A few of them have become new oil and/or natural gas fields, while others have been incorporated into existing neighboring fields.

Although still subject to more detailed technical assessments to render area development viable, it is estimated that Petrobras’ share of the recoverable volume will top-out at some 2.1 billion of oil equivalent (boe) in the 19 areas declared commercially viable in the three basins.

Three (3) areas Petrobras operates in the old BS-500 block, in the Santos Basin, were declared commercially viable, resulting in the Tambuatá, Pirapitanga and Carapiá oil and natural gas fields, while one (1) area in the old BS-400 block was annexed to Mexilhão Field’s ring fence. It is estimated there are recoverable volumes of some 560 million boe in these areas.

Meanwhile, four (4) new offshore and three (3) new onshore areas have been defined in the Espírito Santo Basin, all of which operated by Petrobras. The new Carapó and Camarupim gas fields, and two (2) other natural gas and light oil areas that will be annexed to the Golfinho and Canapú fields, have been defined. Recoverable volumes there are estimated at about 168 million boe. Three (3) new fields, Saíra, Seriema, and Tabuiaiá, have been defined onshore. Although they have slightly more modest volumes compared to the basin’s offshore portion, these finds are nonetheless greatly important to maintain the Espírito Santo Basin’s onshore production.

Finally, eight (8) new areas have been declared commercially viable in the Campos Basin: The Maromba field, in the old BC-20 block, operated by Petrobras in association with Chevron; the Carataí and Carapicu fields, in the old BC-30 block; and, in the old BC-60 block, the Catuá, Caxaréu, Mangangá, and Pirambú fields, in addition to one (1) area to be annexed to the Baleia Azul Field. The recoverable volumes are believed to top-out at about 1.37 million boe there.

The new discoveries show the precision of the company’s exploratory program. Petrobras has a diversified concession, technology and investment portfolio, over and beyond a qualified technical staff, which allows it to increase both oil and natural gas reserves and production on an ongoing basis.

Additionally, Shell, as the operator, declared two (2) new fields, commercially viable in the old BS-4 block. Petrobras holds 40% of the rights for these fields.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “;;anticipate”, “;;believe”, “;;expect”, “;;forecast”, “;;intend”, “;;plan”, “;;project”, “;;seek”, “;;should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.